Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
	(Dollars in millions)
Income before income tax expense	$1,323	1,763	1,733	1,609	1,566	1,391
Add: estimated fixed charges	436	579	568	546	557	513
Add: estimated amortization of capitalized interest	6	8	8	8	8	9
Less: interest capitalized	(24)	(19)	(18)	(17)	(17)	(18)
Total earnings available for fixed charges	$1,741	2,331	2,291	2,146	2,114	1,896
Estimate of interest factor on rentals	$17	23	24	25	26	28
Interest expense, including amortization of premiums, discounts and debt issuance costs	395	537	526	504	514	467
Interest capitalized	24	19	18	17	17	18
Total fixed charges	$436	579	568	546	557	513
Ratio of earnings to fixed charges	4.0	4.0	4.0	3.9	3.8	3.7